Exhibit 99.1

Collective Mining to Begin Drilling at Orion, a Newly Defined 2026 Target; Drilling at Victory Target to Follow in Q4-2026

  Exploration fieldwork in 2026 has defined the Orion target, located approximately one kilometer east of the Apollo system and 300 meters east of the Plutus target
  Surface work at Orion has outlined a 350-meter by 300-meter mineralized footprint with strong gold and silver geochemistry; rock samples returned values of up to 7.43 g/t gold, 230 g/t silver, 0.26% copper, and 85 ppm molybdenum
  Reinterpretation of 2022 drilling results from the Victory target has defined a new copper-gold-molybdenum porphyry-breccia target
  Both Orion and Victory locate coincident with discrete magnetic high anomalies interpreted to represent potential intrusion sources at depth
  Drilling at Orion is set to commence this week, followed by drilling at Victory in Q4-2026

MIAMI, Sept. 3, 2026 /CNW/ -- Collective Mining Ltd. (NASDAQ: CNL) (TSX: CNL) ("Collective" or the "Company") is pleased to announce that generative exploration fieldwork and a systematic review of satellite targets surrounding the Apollo system at the Guayabales Project in Caldas, Colombia, has advanced the newly discovered Orion target to drill-ready status. The Company has also completed a reinterpretation of previous exploration data at Victory, generating new porphyry-breccia and precious metal targets scheduled for drilling in Q4-2026.

Ari Sussman, Executive Chairman, commented: "Our exploration team continues to demonstrate the significant prospectivity of the Guayabales Project. Orion is particularly compelling because of the combination of sheeted and stockwork veining, strong gold and silver surface geochemistry and a discrete magnetic anomaly all occurring within a favorable structural setting just one kilometer east of Apollo and 2 kilometers northwest of Aris Mining's Marmato mine. At Victory, a fresh review of our previous drilling and exploration data has also generated an important new porphyry-breccia target that we plan to test later this year.

With thirteen drill rigs now on site, a strong treasury and a favorable commodity price backdrop, the time is right to push hard in exploration by continuing to grow our flagship Apollo system, drilling the Trap system and testing earlier stage targets."

Details - Orion Porphyry Center (See Figures 1-2)

Orion is located approximately one kilometer east of the Apollo system and 300 meters east of the Plutus target (see Figure 1). At surface, Orion is defined by a 350-meter by 300-meter inlier of argillic- and sericite-altered quartz diorite containing moderate to high-density auriferous quartz-iron oxide sheeted and stockwork veining. The target remains concealed beyond the currently mapped exposures by debris and colluvial cover, limiting the observable surface footprint.

Orion is located within an interpreted zone of structural complexity, where the northwest-trending Apollo-Marmato structural corridor intersects the prospective east-west striking Gustavo Fault and its associated parallel splays. At surface, this structural intersection is expressed through abrupt changes to local stream directions and uneven topography.

Reconnaissance surface sampling of the altered quartz diorite and associated vein development has returned elevated gold, silver, copper and molybdenum values coincident with a discrete magnetic susceptibility high. Results from surface sampling at Orion include:

  Gold in rock values up to 7.43 g/t, and gold in soil values of up to 4.00 g/t;
  Silver in rock values up to 230 g/t and silver in soil values of up to 21 g/t;
  Copper in rock values up to 0.26%, and copper in soil values up to 0.06%; and
  Molybdenum in rock values up to 85 ppm, and molybdenum in soil values up to 49 ppm

Surface mapping has identified porphyry-related mineralization expressed as high-level sheeted and stockwork veining hosted within a magnetite-depleted argillic- and sericite- altered quartz diorite. The mapped alteration occurs above a discrete magnetic susceptibility high, which is interpreted to represent a potential intrusion source at depth.

Drilling at Orion is expected to commence this week and will initially test beneath the strongest coincident surface geochemistry, alteration, veining and magnetic response.

Details – Victory Target (See Figures 1 & 3)

Review and reinterpretation of previous exploration completed at the Victory target has generated new copper-gold-molybdenum porphyry-breccia and precious metal vein targets for follow-up drilling. In 2022, Collective completed two diamond drill holes, VICW-1 and VICW-2, (See 2022 NI 43-101 Guayabales Technical Report) targeting an interpreted copper-gold porphyry system beneath outcropping polymetallic veining and a discrete magnetic anomaly. Both holes intersected multiple zones of high-grade precious metals veining, representing the at depth extensions of auriferous veins mapped at surface. Significant intercepts included:

  5.85 meters @ 2.95 g/t Au from 198.50 meters and 1.00 meter @ 13.94 g/t Au from 261.40 meters in discrete vein zones from VICW-1
  3.75 meters @ 3.21 g/t Au from 64.95 meters and 0.85 meters @ 7.90 g/t Au from 307.75 meters in discrete vein zones from VICW-2

Importantly, drilling also intersected potassic alteration characteristic of a higher-temperature porphyry environment. VICW-1 intersected K-feldspar-magnetite-quartz alteration with chalcopyrite and molybdenite occurring within veins and breccia infill hosted in diorite porphyry between approximately 401 meters and 414 meters downhole. This interval returned anomalous copper values of up to 0.12% and molybdenum values of up to 180 ppm. A similar altered diorite carrying elevated copper and molybdenum was intersected in VICW-2 between 345 meters to 354 meters down hole.

Collective interprets these high-temperature alteration assemblages and associated copper-molybdenum mineralization as potential vectors toward a more proximal porphyry source at depth. Follow-up drilling will target interpreted continuation of the potassic-altered diorite and productive porphyry-breccia mineralization in Q4-2026.

Figure 1: Location Map of the Guayabales Project Targets Including the Orion and Victory Targets, Showing their Proximity to the Exploration Adit, the Apollo Deposit and Proposed Infrastructure

Figure 2: Plan and Interpreted Sectional View of the Orion Target

The plan view highlights the mapped auriferous quartz-iron oxide sheeted and stockwork vein development which is coincident with a gold-in-soil geochemistry anomaly and a magnetic high anomaly. Surface gold geochemistry, related to the quartz-iron oxide stockwork veins, is also highlighted.

The A-A' sectional view illustrates the interpreted depth extension of the surface alteration and vein development toward a potential porphyry source coincident with a discrete zone of elevated magnetics. These positions will form the initial focus of drill testing as early as this week.

Figure 3: Plan and Interpreted Sectional View of the Victory Target

The plan view highlights the surface gold geochemistry associated with quartz-magnetite-iron oxide veins within a sericite alteration halo, together with coincident elevated copper and molybdenum in soils. The locations of historical drill holes VICW-1 and VICW-2 are also shown.

The B-B' sectional view illustrates the depth continuation of surface alteration and vein development and also shows the zones of K-feldspar-magnetite-quartz alteration with chalcopyrite and molybdenite intersected in VICW-01 and VICW-02. The interpreted continuation of this higher-temperature alteration and mineralization at depth will form a primary target for follow-up drilling in Q4-2026.

About Collective Mining Ltd.

Founded by the team that developed and sold Continental Gold Inc. to Zijin Mining for approximately $1.4 billion in enterprise value, Collective is a gold, silver, copper and tungsten exploration company with projects in Caldas, Colombia. The Company's two projects are located directly within an established mining camp with ten fully permitted and operating mines.

The Company's flagship project, Guayabales, is anchored by Apollo, a large-scale, bulk-tonnage and high-grade gold-silver-copper-tungsten system. The Company's objectives at the Guayabales Project are to expand the newly discovered high-grade Ramp Zone along strike and to depth, drill test the new outcropping Shallow Halo Zone (formerly known as the Northern Apollo Oxidized area), drill the recently granted license covering the northwestern extension of the Trap target, and drill a series of greenfield generated targets across the property.

Management, insiders, a strategic investor and close family and friends own 45.2% of the outstanding shares of the Company and as a result, are fully aligned with shareholders. The Company is listed on both the Nasdaq and TSX under the trading symbol "CNL".

Qualified Person (QP) and NI43-101 Disclosure

David J Reading, Independent Consultant, is the designated Qualified Person for this news release within the meaning of National Instrument 43-101 ("NI 43-101") and has reviewed and verified that the technical information contained herein is accurate and has approved of the written disclosure of same. Mr. Reading has an MSc in Economic Geology and is a Fellow of the Institute of Materials, Minerals and Mining and of the Society of Economic Geology (SEG).

Technical Information

Samples were cut by Company personnel at Collective Mining's core facility in Caldas, Colombia. Diamond drill core was sawed and then sampled in maximum 2-meter intervals, stopping at geological boundaries. Drill hole core diameter is a mix of PQ, HQ and NQ depending on the depth of the drill hole. Core samples have been prepared and analyzed at ALS laboratory facilities in Medellin, Colombia and Lima, Peru for copper, gold and silver assays, and multi-element ICP. ALS is an accredited laboratory which is independent of the Company. Gold assays are obtained by fire assay fusion with AAS finish on a 50g sample (Au-AA24). Any samples returning > 10 g/t were then reanalyzed by fire assay with gravimetric finish on a 50g sample (Au-GRA22). Copper and silver were assayed by inductively Coupled Plasma - Atomic Emission Spectroscopy (ICP-AES) and Mass Spectrometry (ICP-MS) following a 4-acid digestion. Samples were also analyzed for a suite of 48 elements with ME-MS61 plus mercury and a sequential copper leach analysis was completed on each sample with copper greater than 10,000 parts per million. Blanks, duplicates, and certified reference standards are inserted into the sample stream to monitor laboratory performance. Crush rejects and pulps are kept and stored in a secured storage facility for future assay verification. No capping has been applied to sample composites. The Company utilizes a rigorous, industry-standard QA/QC program.

Information Contact:

Follow Executive Chairman Ari Sussman (@Ariski73) on X

Follow Collective Mining (@CollectiveCNL) on X, (Collective Mining) on LinkedIn, and (@collectivemining) on Instagram

To see our latest corporate presentation and related information, please visit www.collectivemining.com.

FORWARD-LOOKING STATEMENTS

This news release contains "forward-looking statements" and "forward-looking information" within the meaning of applicable securities legislation (collectively, "forward-looking statements"). All statements, other than statements of historical fact, are forward-looking statements and are based on expectations, estimates and projections as at the date of this news release. Any statement that involves discussion with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions, future events or performance (often, but not always using phrases such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or variations (including negative variations) of such words and phrases, or state that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved) are not statements of historical fact and may be forward-looking statements. In this news release, forward-looking statements relate, among other things, to the anticipated advancement of mineral properties or programs; future operations; future recovery metal recovery rates; future growth potential of Collective; and future development plans.

These forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding future events including the direction of our business. Management believes that these assumptions are reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Such factors include, among others: risks related to the speculative nature of the Company's business; the Company's formative stage of development; the Company's financial position; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; conclusions of future economic evaluations; fluctuations in general macroeconomic conditions; fluctuations in securities markets; fluctuations in spot and forward prices of gold, precious and base metals or certain other commodities; fluctuations in currency markets; change in national and local government, legislation, taxation, controls regulations and political or economic developments; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected formation pressures, cave-ins and flooding); inability to obtain adequate insurance to cover risks and hazards; the presence of laws and regulations that may impose restrictions on mining; employee relations; relationships with and claims by local communities and indigenous populations; availability of increasing costs associated with mining inputs and labor; the speculative nature of mineral exploration and development (including the risks of obtaining necessary licenses, permits and approvals from government authorities); and title to properties, as well as those risk factors discussed or referred to in the annual information form of the Company dated March 30, 2026. Forward-looking statements contained herein are made as of the date of this news release and the Company disclaims any obligation to update any forward-looking statements, whether as a result of new information, future events or results, except as may be required by applicable securities laws. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements and there may be other factors that cause results not to be anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements.

SOURCE Collective Mining Ltd.

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For further information: Investors and Media: Eduardo Cervantes, Vice President, Corporate Development & Investor Relations, Collective Mining Ltd., e.cervantes@collectivemining.com

CO: Collective Mining Ltd.

CNW 06:30e 03-SEP-26